UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 18 August 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Publication of 2026 Annual Report and Form 20-F

Following the release by Diageo plc (the "Company") on 6 August 2026 of the Company's preliminary results for the year ended 30 June 2026, the following documents have today been issued:

●
Annual Report for the year ended 30 June 2026
●
Annual Report for the year ended 30 June 2026 on Form 20-F which has been filed with the United States Securities and Exchange Commission.

The documents are available to view on the Company's website at www.diageo.com and the Annual Report for the year ended 30 June 2026 has been submitted to the National Storage Mechanism and will shortly be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Notice of Annual General Meeting 2026 and Form of Proxy for the Annual General Meeting will be made available to shareholders on 30 September 2026.

The Company will provide a hard copy of its Annual Report on Form 20-F (including the Company's audited financial statements) to its shareholders free of charge upon request. Requests should be directed to Diageo plc, Company Secretariat, 16 Great Marlborough Street, London, W1F 7HS or to The.Cosec@diageo.com.

James Edmunds
Deputy Company Secretary

18 August 2026

+++

Enquiries:

Investor relations: Sonya Ghobrial Andy Ryan Grace Murphy	+44 (0) 7392 784 784 +44 (0) 7803 854 842 +44 (0) 7514 726 167 investor.relations@diageo.com

Media relations:Rebecca Perry Clare Cavana	+44 (0)7590 809 101 +44 (0) 7751 742 072 press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoﬀ, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.
Crafting iconic drinks chosen for life's moments.

LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 18 August 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary